N-SAR Exhibit: Sub-item 77D(g)

CERTAIN CLOSED END FUNDS ADVISED BY LEGG MASON PARTNERS FUNDS
ADVISOR, LLC ANNOUNCE INVESTMENT POLICY CHANGE

NEW YORK  (Business Wire)  February 28, 2014

Western Asset Emerging Markets Income Fund Inc. (NYSE: EMD),
Western Asset Global High Income Fund Inc. (NYSE: EHI) (together, the "Funds")

The Funds today announced that the Board of Directors of each Fund has approved changes to an investment policy, effective March 1, 2014.

Under the previous investment policy, each Fund considered a country to be an emerging market country if, at the time of investment, it was (i) represented in the JP Morgan Emerging Market Bond Index Global or (ii) categorized by the World Bank in its annual categorization as middle- or low-income. Effective March 1, 2014, each Fund has adopted an amended investment policy to include the J.P. Morgan Corporate Emerging Market Bond Index Broad and now considers a country to be an emerging market country, if, at the time of investment, it is (i) represented in the J.P. Morgan Emerging Market Bond Index Global or the J.P. Morgan Corporate Emerging Market Bond Index Broad or (ii) categorized by the World Bank in its annual categorization as middle- or low-income.

The revised definition is intended to give the portfolio managers the opportunity to extract additional value from the emerging market corporate sector and align the Funds with Western Asset Management Company?s, the Funds? subadviser, evolving style of managing emerging market mandates.

An investment in a Fund involves risk, including loss of principal. Investment return and the value of shares will fluctuate. Any data and commentary provided in this press release are for informational purposes only. Legg Mason, Inc. and its affiliates do not engage in selling shares of the Funds.

For more information, please call Investor Relations: 888-777-0102, or consult the Funds? web site at www.lmcef.com.

Media Contact: Maria Rosati-(212)-805-6036, mrosati@leggmason.com